Exhibit 2

Annex 30-XXXVI

(CVM Instruction No. 480/09)

Trading of Company’s Shares

1.         Justify in detail the objective and expected economic effects of the transaction;

As informed in the Material Fact dated January 8, 2019, the Company and its subsidiaries Telemar Norte Leste S.A. – In Judicial Reorganization and PT Participações SGPS, S.A., on one side, and, on the other side, Pharol, SGPS S.A. and its wholy-owned subsidiary Bratel S.À.R.L (“Bratel”), the latter being the holder, on January 8, 2019, of 166,710,904 of the Company’s common shares, entered into a transaction on that date with the objective to terminate and extinguish any and all judicial and extrajudicial litigation in Brazil, Portugal and the various other countries where there are discussions involving companies of both groups (“Agreement”). In the Agreement, the parties entered into several commitments, including, among other obligations, the sale to Bratel of 33,800,000 of the Company’s treasury shares, of which 32,000,000 are common shares and 1,800,000 are preferred shares (“Treasury Shares”).

The Agreement provides that in addition to the Treasury Shares, the Company will pay Bratel an amount equivalent to €25.0 million, which will be used for payment for shares subscribed by Bratel in the Capital Increase - New Resources, provided for in the Company’s Judicial Reorganization Plan.

The Company further clarifies that the Agreement provides that, for the purposes of accounting, foreign capital registration and/or any other registrations that may be applicable, the parties attributed to the Treasury Shares the quoted market value of the Company’s common and preferred shares at the close of trading on the day of execution of the Agreement, R$1.38 for common shares and R$1.40 for preferred shares.

The validity and effectiveness of the terms and conditions of the Agreement, including the effective delivery of the Treasury Shares to Bratel, are subject to the judicial confirmation of the Agreement.

2.         Inform of the quantities of (i) outstandig shares and (ii) shares already held in treasury;

On January 10, 2019, the Company has 2,422,405,621 outstanding shares and 33,842,350 treasury shares, of which 32,030,595 are common shares and 1,811,755 are preferred shares.

3.         Inform of the number of shares that may be acquired or sold;

32,000,000 common shares and 1,800,000 preferred shares will be sold to Bratel.

4.         Describe the main characteristics of the derivative instruments that the company may use, if any;

Not applicable.

5.         Describe, if any, any agreements or voting guidelines that exist between the company and the counterparty of the transactions;

There are no existing agreements or voting guidelines between the Company and Bratel, except for Bratel’s commitment in the Agreement to attend and cast a favorable vote at any Oi General Shareholders’ Meeting convened to ratify the current terms of the Judicial Reorganization Plan.

6.         In the event of transactions carried out outside organized securities markets, inform of:

a.                  the maximum (minimum) price by which the shares will be acquired (sold); and

The parties attributed to the Treasury Shares the quoted market value of Oi’s common and preferred shares at the closing of the trading session of January 8, 2019, the date of execution of the Agreement, corresponding to R$1.38 for common shares and R$1.40 for preferred shares.

b.                 if applicable, the reasons justifying the transaction at prices 10% (ten percent) higher, in the case of an acquisition, or more than 10% (ten percent) lower, in the case of sale, than the average of the quoted price, weighted by the volume, in the prior ten (10) trading sessions;

Not applicable.

7.         Inform of the impacts, if any, that the trade will have on the composition of the control or the administrative structure of the company;

The delivery of the Treasury Shares does not aim to change the composition of the control or the administrative structure of the Company.

8.         Identify the counterparties, if known, and, in the case of a related party, as defined by the accounting rules applicable to this subject, also provide the information required by Article 8 of CVM Instruction 481, of December 17, 2009;

The counterparty is Bratel S.À.R.L.

9.         Indicate the destination of the resources obtained, if any;

Not applicable, since the sale of Treasury Shares is linked to the counterparts provided for in the Agreement.

10.       Indicate the maximum period for the settlement of the authorized transactions;

The delivery of the Treasury Shares will be carried out within four (4) business days counting from the ratification of the Agreement by the Judicial Reorganization Court. Under the terms of the Agreement, the parties have set a deadline of 60 days for the judicial confirmation of the Agreement, renewable for a further period to be agreed between the parties.

11.       Identify institutions that will act as intermediaries, if any;

There are none.

12.       Specify the available resources to be used, in the form of Article 7, paragraph 1, of Instruction 567 of September 17, 2015;

Not applicable, considering that it is not a matter of acquisition of shares.

13.       Specify the reasons why the members of the board of directors feel comfortable that the repurchase of shares will not prejudice the performance of the obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

Not applicable, considering that it is not a matter of acquisition of shares.